FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Press release dated February 3, 2003 announcing NTT DoCoMo’s operational data for the third quarter of fiscal 2002.

2.	Press release dated March 7, 2003 announcing that NTT DoCoMo received a request for a shareholders loan from Hutchison 3G UK Holdings Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: March 7, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

Exhibit 1

Operation Data for 3rd Quarter of 2002

February 3, 2003

NTT DoCoMo, Inc.

		3rd Quarter of 2002 (from October, 2002 to December, 2002)	[Ref.] 3rd Quarter of 2001 (from October, 2001 to December, 2001)	[Ref.] Fiscal 2001 ended March 31, 2002 (full year results)
Cellular
Subscribers	thousands	42,874	39,635	40,783
FOMA	thousands	152.0	27.0	89.4
Market Share(1)%		58.3	59.0	59.0
Net Increase	thousands	712	1,197	4,757
FOMA	thousands	16.3	27.1	89
Aggregate ARPU (PDC)(2)	yen/month/ contract	8,200	8,540	8,480
Voice ARPU	yen/month/ contract	6,430	6,960	6,940
i-mode ARPU(3)	yen/month/ contract	1,770	1,580	1,540
ARPU (FOMA)	yen/month/ contract	7,750	10,400	8,750
MOU(4)	minute/month/ contract	169	180	178
Churn Rate(5)%		1.20	1.16	1.18
i-mode
Subscribers	thousands	36,209	30,182	32,156
i-appliTM compatible (PDC)	thousands	15,658	10,481	12,540
i-mode Subscription Rate	%	84.5	76.1	78.8
Net Increase	thousands	1,326	2,413	10,461
iMenu Sites	sites	3,389	2,932	2,994
i-appli	sites	515	233	270
Access percentage by content category(6)
Ringing tone/Screen	%	39	38	37
Game/Horoscope	%	20	23	20
Entertainment Info	%	21	20	21
Information	%	11	10	12
Database	%	5	4	5
Transaction	%	4	5	5
Independent Sites*	sites	61,180	51,744	53,534
Percentage of packets transmitted(6)
Web	%	86	82	83
Mail	%	14	18	17
ARPU generated purely from i-mode (PDC)	yen/month/ contract	2,110	2,130	2,200
PHS
Subscribers	thousands	1,761	1,910	1,922
Market Share(1)%		31.6	33.6	33.7
Net Increase	thousands	-68	19	110
ARPU	yen/month/ contract	3,500	3,740	3,830
MOU	minute/month/ contract	116	121	121
Data Transmission Rate(7)%		77.7	73.3	72.5
Churn Rate	%	3.35	3.53	3.58

(1)	Source: Telecommunications Carriers Association
(2)	ARPU (Average monthly Revenue Per Unit)

Aggregate ARPU (PDC) = Cellular Phone Service ARPU (Voice ARPU) + i-mode ARPU

(3)	i-mode ARPU = ARPU generated purely from i-mode x (no. of active i-mode users/no. of active cellular phone users)

No. of active users = (no. of subscribers at the end of previous quarter( or FY)+ no. of subscribers at the end of current quarter(or FY))/2 x no. of months

(4)	MOU (Minutes of Usage): Average communication time per one month per one user
(5)	Churn Rate:

FY: Total number of cancellations for one year/Total subscribers at the end of each month, from March in previous fiscal year to February in current fiscal year

Q3: Total cancellations for third quarter/Total subscribers at the end of each month, from September to November

(6)	Calculation does not include i-mode access via FOMA
(7)	Percent of data traffic in total outbound call time
*	Formerly called "Voluntary Websites"

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Exhibit 2

For Immediate Release

DoCoMo Receives Request For a Shareholders Loan

From Hutchison 3G UK Holdings Limited

TOKYO, JAPAN, March 7, 2003 --- NTT DoCoMo, Inc. (“DoCoMo”) announced today that DoCoMo has received a Funding Call Notice from Hutchison 3G UK Holdings Limited(“H3G UK”), seeking a shareholders loan advancement of £200 million from us, in accordance with our 20% proportional equity interest in H3G UK. H3G UK delivered the Funding Call Notice to DoCoMo pursuant to a provision of the Shareholders Agreement between Hutchison Whampoa Limited and DoCoMo that stipulates that DoCoMo is contractually obligated to provide up to £200 million as a loan advance if certain pre-conditions are fulfilled.

DoCoMo will announce its response to the Funding Call Notice by the middle of April.

For further inquiries, please contact:

Public Relations Department

Susumu Takeuchi

Manager

International PR

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

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